SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the plan year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ___to ___
Commission file number 1-12084
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
LIBBEY INC. SUPPLEMENTAL RETIREMENT PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
LIBBEY INC. 300 Madison Ave. Toledo, Ohio 43604

REQUIRED INFORMATION
Financial Statements and Exhibits as follows:
     1. Financial statements
•	Report of Independent Registered Public Accounting Firm

•	Statements of Net Assets Available for Benefits as of December 31, 2005, and December 31, 2004

•	Statements of Changes in Net Assets Available for Benefits for years ended December 31, 2005 and December 31, 2004

•	Notes to Financial Statements

•	Supplemental Schedule — H, Line 4i Schedule of Assets (Held at End of Year)
     2. Exhibits
(23)	Consent of Independent Registered Public Accounting Firm
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBBEY INC. SUPPLEMENTAL RETIREMENT PLAN

Dated: June 29, 2006		Libbey Inc. Employee Benefits Committee Plan Administrator

	By:	/s/ Timothy T. Paige

Timothy T. Paige Chairman Employee Benefits Committee

	By:	/s/ Scott M. Sellick

Scott M. Sellick Vice President and Chief Financial Officer of Libbey Inc. and Member of Employee Benefits Committee

Financial Statements and
Supplemental Schedule
Libbey Inc. Supplemental Retirement Plan
Years Ended December 31, 2005 and 2004
With Report of Independent Registered Public Accounting Firm

Libbey Inc. Supplemental Retirement Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm
The Libbey Inc. Employee Benefits Committee
Libbey Inc. Supplemental Retirement Plan
We have audited the accompanying statements of net assets available for benefits of the Libbey Inc. Supplemental Retirement Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department for Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Toledo, Ohio
June 26, 2006

Libbey Inc. Supplemental Retirement Plan
Statements of Net Assets Available for Benefits

	December 31
	2005	2004

Assets
Investments (Note 3)	$30,092,131	$31,171,210
Contribution receivables:
Employer	19,954	—
Participants	111,753	59,725

Net assets available for benefits	$30,223,838	$31,230,935

See accompanying notes.

Libbey Inc. Supplemental Retirement Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2005	2004

Additions
Investment income:
Net depreciation in fair value of investments (Note 3)	$(2,884,353)	$(308,010)
Interest and dividends	314,305	287,800

	(2,570,048)	(20,210)

Contributions:
Participants	3,005,608	3,133,331
Employer	1,038,643	1,183,157

	4,044,251	4,316,488

	1,474,203	4,296,278

Deductions
Participant withdrawals or benefits paid directly to participants	(2,208,321)	(1,610,272)
Net transfer to Libbey Inc. Retirement Savings Plan	(229,157)	(230,701)
Other	(43,822)	(43,147)

Net decrease (increase)	(1,007,097)	2,412,158
Net assets available for benefits:
Beginning of year	31,230,935	28,818,777

End of year	$30,223,838	$31,230,935

See accompanying notes.

Libbey Inc. Supplemental Retirement Plan
Notes to Financial Statements
December 31, 2005
1. Description of Plan
General
The Libbey Inc. Supplemental Retirement Plan (the Plan) was adopted by Libbey Inc. (the Company) for the benefit of eligible hourly employees.
The Plan is a defined contribution plan which provides eligible employees, upon completion of a probationary period, the opportunity to make pretax and/or after tax contributions, in specific percentages, within guidelines established by the Libbey Inc. Employee Benefits Committee (the Committee). Participant contributions are limited to 25% of the eligible compensation and are 100% vested immediately. Contributions may be divided at the participant’s discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of annual compensation to be contributed and any such changes shall be effective as soon as administratively feasible.
The benefit to which a participant is entitled is the benefit that can be provided from the value of the participant’s account.
The Company contributes to the Plan on behalf of each participant an amount equal to fifty percent (50%) of the participant’s contributions, not to exceed three percent (3%) of the participant’s eligible compensation. Company matching contributions are invested in the Libbey Company Stock Fund, and may be immediately re-directed by the participant. Company matching contributions are immediately 100% vested.
Within certain limitations, a participant may also transfer into the Plan a rollover contribution from another qualified plan.
Participants may transfer existing fund balances among the various investment funds daily.
The above information is intended as a general description of the Plan’s operating guidelines. Reference should be made to the Plan document for more specific provisions, including benefit payments.

Libbey Inc. Supplemental Retirement Plan
Notes to Financial Statements
1. Description of Plan (continued)
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of Employee Retirement Income Security Act of 1974 (ERISA). Upon termination, the entire interest of each participant’s account is distributed to the participants.
Trusteed Assets
For the years ended December 31, 2005 and 2004, all of the assets of the Plan were held by the Trustee, JP Morgan Chase Bank.
2. Summary of Accounting Policies
Investment Valuation and Income Recognition
Investments in the four Harbor Funds, two JP Morgan Funds, five American Century Investment Funds, the AIM Small Cap Growth Fund, the Barclays Equity Index Fund, the Dodge & Cox Stock Fund, the American Funds Growth Fund of America, and the funds holding Company common stock recorded at fair value based on their respective quoted market values at year end. The synthetic Guaranteed Investment Contracts (GIC’s) are valued at contract value. The participant loans are valued at their outstanding balances, which approximate fair value. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.
Plan Expenses
Substantially all Plan administrative expenses are paid by the Company.

Libbey Inc. Supplemental Retirement Plan
Notes to Financial Statements
3. Investments
Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2005	2004

Libbey Common Stock*	$4,348,249	$8,307,527
JP Morgan Stable Value*	4,941,507	4,420,204
Harbor Capital Appreciation fund*	3,658,158	3,134,649
Harbor International Fund*	3,862,326	2,994,028
Participant Loans*	2,758,317	2,921,441
Harbor Bond Fund*	2,074,513	2,102,247
Harbor Large Capital Value Fund*	1,545,370	*	*

*	The fund is sponsored by the Plan Trustee or represents a party in interest.

**	Less than 5% of fair value of Plan’s net assets.
During 2005 and 2004, the Plan’s investments (including investments bought, sold, as well as held during the year) (depreciated) appreciated in fair value as determined by quoted market prices as follows:

	December 31
	2005	2004

Common stock	$(4,759,370)	$(2,009,252)
Mutual funds	1,875,017	1,701,242

	$(2,884,353)	$(308,010)

Libbey Inc. Supplemental Retirement Plan
Notes to Financial Statements
4. Synthetic Guaranteed Investment Contracts
During 2005 and 2004, the Plan had investments in synthetic guaranteed investment contracts. The account is credited with earnings on the underlying investments and is reported at contract value in accordance with Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all of a portion of their investment at contract value. The crediting interest rate on the contract is reset on a quarterly basis. As of December 31, 2005 and 2004, these contracts had a contract value of $4,941,507 and $4,420,204, respectively. The fair market value was $4,860,585 and $4,521,015 as of December 31, 2005 and 2004, respectively. The crediting interest rate on these investments was 5.38% and 4.72% at December 31, 2005 and 2004, respectively. The average yield on these investments was 5.17% and 4.72% for the years ended December 31, 2005 and 2004, respectively.
In December 2005, the Financial Accounting Standards Board issued Staff Position Nos. AAG INV-1 and SOP 94-4-1 (FSP), which require that all investments held by an investment company be reported at fair value, even though contract value is the relevant measurement attribute for the portion of net assets attributable to fully benefit-responsive investment contracts. The FSP will be adopted by the Company and the Plan effective December 31, 2006, with retroactive application to all prior periods presented. The Company and the Plan do not believe that the adoption of Staff Position Nos. AAG INV-1 and SOP 94-4-1 will have a material impact on the Statement of Net Assets Available for Benefits.
5. Loan Fund
The Plan permits a participant to borrow a portion of their existing account balance. Loans are made subject to certain conditions and limitations specified in the Plan document and are repaid in weekly installments, including interest, over periods of between one and ten years. Participant loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%. Repayments of loans, including the interest portion thereof, are reinvested on the participant’s behalf in accordance with their current choice of investment options.

Libbey Inc. Supplemental Retirement Plan
Notes to Financial Statements
6. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated February 27, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Libbey Inc. Supplemental Retirement Plan
EIN #34-1559357 Plan #002
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2005

	Description of Investment,
Identity of Issue, Borrower,	Including Maturity Date, Par or	Current
Lessor or Similar Party	Maturity Value Rate of Interest,	Value

Mutual funds:
*JP Morgan	500,551 shares of Public Bonds	$4,757,739
	7,083 shares of Government Securities	7,083
	95,763 shares of Liquidity Fund	95,763

*Harbor	112,802 shares of Capital Appreciation Fund	3,658,158
	78,775 shares of International Fund	3,862,326
	178,530 shares of Bond Fund	2,074,513
	90,904 shares of Large Capital Value Fund	1,545,370

AIM	52,714 shares of Small Cap Growth	1,450,167

American Century Investments	131,717 shares of Strategic Moderate	887,775
	91,902 shares of Small Capital Value	885,937
	42,553 shares of Equity Income	332,761
	54,351 shares of Strategic Conservative	298,930
	32,723 shares of Strategic Aggressive	257,529

Barclay’s	20,851 shares of Equity Index Fund	786,279

Dodge & Cox	6,858 shares of Stock Fund	941,038

American Funds	19,552 shares of Growth Fund of America	603,372

Common stock:
*Libbey Inc.	425,463 shares of Common Stock	4,348,249

Money market funds:
*JP Morgan	459,903 units, 100% US Treasury	459,903

Synthetic wrapper value	Synthetic Guaranteed Investment Contract	80,922
* Participant loans	5.0% to 10.5%	2,758,317
Total investments		$30,092,131

*	Indicates a party in interest to the Plan.